Exhibit 99.1
Press Release
Sify Technologies defers planned merger of its subsidiary Sify
Communications
Retaining separate identities for Enterprise and Consumer services in current environment
Chennai, India, Wednesday, August 20, 2008. Sify Technologies Limited (Nasdaq National Market: SIFY) announced today its decision to defer the merger of its subsidiary Sify Communications. With the Board decision on Wednesday 20th August 2008 to this effect, Sify Communications, which holds National Long Distance (NLD) and International Long Distance (ILD) licenses will continue to conduct the VPN and voice services of the company, while Sify Technologies will conduct the international and consumer services of the company.
Mr M P Vijay Kumar, CFO, Sify Technologies, said, “Upon reviewing the current environment and the opportunities that may unfold from government regulation and policies, retaining separate identities for the enterprise and consumer sides of the business will likely benefit the company in terms of licensing, growth and expansion. Areas such as Voice over Internet Protocol in the domestic market being opened up and the new spectrum policy that is to be announced are opportunities that could benefit the company going forwards. We believe the company will be better positioned to seize opportunities given the current regulatory policy landscape by deferring the merger.”
The proposed merger, approved by shareholders in March 08, is pending before the High Court of Madras in India for formal approval. The withdrawal of the merger now is not expected to materially affect the financial performance of the company going forwards. It is expected to benefit the company from a strategic point of view with regard to future opportunities that are expected to materialize. The option of merging the two entities will be reviewed in future depending on the business and policy environment and the benefits that could accrue from a merger at that time.
The withdrawal of the merger also means that the capital infusion from the Indian investor of the transferor company, will not be required, and therefore dropped. Both entities will fund the capital expenditure from cash available with the company, internal accruals and other means as and when required. Investment options continue to be evaluated based on the business case given the current inflationary environment leading to an economic slowdown and the goal to be profitable from operations.

About Sify
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching 500+ cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is recognized as an ISO 9001:2000 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO 27001 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.
Consumer services include broadband home access, dial up connectivity and the e-port cyber café chain across 180 cities and towns. Sify.com the consumer portal of Sify has sub portals like www.samachar.com, www.walletwatch.com, www.sifymax.com and www.chennailive.in, www.bangalorelive.in, www.mumbailive.in, www.hyderabadlive.in the city based live video on the web. The content is available in 5 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil.
For more information about Sify, visit www.sifycorp.com
Forward Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risks Related to Our Business” in the company’s report on Form 6-K for the Quarter ended December 31, 2007 which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.

Contact information:

David Appasamy	Trúc N. Nguyen	Stacy
	(ext. 418) or	Dimakakos
Investor Relations	Christopher Chu	Media
	(ext. 426)	Relations
Sify Technologies Limited		Grayling
Global
+91-44-2254 0770 Ext. 2013	Investor Relations	+1-646-284-9417

david.appasamy@sifycorp.com	Grayling Global
+1-646-284-9400

	tnguyen@hfgcg.com	sdimakakos@hfgcg.com
or cchu@hfgcg.com